ON DEAMND HEAVY DUTY CORP.
                               9916 Elbow Drive SW
                                Calgary, Alberta
                                 Canada T2V 1M5

August 18, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn: Norman Golson

Re: ON DEMAND HEAVY DUTY CORP. (the "Company")
    Registration Statement on Form S-1
    File No. 333-159693

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 noon (Eastern Daylight Time) on August 21, 2009 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

ON DEMAND HEAVY DUTY CORP.


/s/ Cody Love
----------------------------------
Cody Love
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer
and (Principal Accounting Officer)